Exhibit (d)(8)

Gerdau Long Steel North America

SAR Award Agreement

Date Granted:  <  grant date   >

Stock Appreciation Rights with respect to <   shares   > ADSs

Granted To: <name>

THIS IS TO CERTIFY THAT, pursuant to the provisions of the Gerdau Long Steel North America Equity Incentive Plan (the “Plan”), Gerdau Ameristeel Corporation (the “Company”) hereby grants to the person named above (the “Participant”), subject to the terms and conditions of the Plan and subject further to the terms and conditions of this Award Agreement, stock appreciation rights (“SARs”) with respect to <shares> Gerdau S.A. American Depository Shares (“ADSs”).

All capitalized terms not otherwise defined in this Agreement shall have the meaning attributed thereto in the Plan.

1.   Exercise Period.  No part of the SARs may be exercised after <expiration date> except that if a SAR would otherwise expire during or within 10 days following the end of a Black Out Period, the period during which the SAR may be exercised shall automatically be extended until 10 days after the end of the Black Out Period.

2.   Exercise Price.  The Exercise Price for each SAR granted herunder shall be US <$ Exercise Price> per SAR.

3.   Vesting Schedule.  The Participant’s rights under the SARs shall vest over the Exercise Period in accordance with the following schedule:

Vesting Dates	Percentage of Originally Issued SARs Exercisable
Before the first anniversary of the Date of Grant	0%
On or after the first anniversary but before the second anniversary of the Date of Grant	20%
On or after the second anniversary but before the third anniversary of the Date of Grant	40%
On or after the third anniversary but before the fourth anniversary of the Date of Grant	60%
On or after the fourth anniversary but before the fifth anniversary of the Date of Grant	80%
On or after the fifth anniversary of the Date of Grant	100%

4.   Exercise of SAR.

(a)     Notice.  Subject to the limitations set forth in this Agreement and the terms of the Plan, vested SARs may be exercised according to the SAR exercise procedures of the Company in effect at the time of exercise.  The Participant may obtain information on the SAR exercise procedures from the third-party administrator/broker for the Plan or the employee designated by the Company.  The exercise date shall be the date Participant complies with the exercise procedures.

(b)     Payment.  To effect payment upon the exercise of an SAR, the Company will issue to the Participant a number of ADSs equal to the SAR Amount (less the amount required to satisfy withholding tax obligations) divided by the Market Price of an ADS at the time of exercise of the SAR.

(c)     Exercise.  The SARs awarded under this Agreement are exercisable in whole or in part.

5.   Adjustments.  In accordance with the terms of the Plan, the number and kind of Awards shall be equitably and appropriately adjusted in the event of any change in the number of issued ADSs resulting from a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or similar change or transaction.

6.   Fractional Shares. Fractional ADSs may be issued pursuant to an Award granted hereunder.  However, if a Participant becomes entitled to a fractional ADS, in lieu of issuing the fractional ADS, the Company may make a cash payment with respect to such fractional ADS based on Fair Market Value at the relevant time.

7.   Assignment.  Awards may not be assigned or transferred.  No purported assignment or transfer, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the Award granted hereunder terminates and is of no further force or effect.

8.   Rights as Stockholder.  The Participant shall have no rights as a stockholder in the Company or any other entity with respect to any Award.

9.   Modification, Extension, and Renewal of Awards.  Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew Awards or accept their surrender by the Participant.

10.  No Obligation to Exercise SARs.  The Participant shall be under no obligation to exercise the SARs in whole or in part.

11.  Authority of the Committee.  The Committee shall have full authority to interpret the terms of the Plan and of this Agreement.  The decision of the Committee on any such matter of interpretation or construction shall be final and binding.

12.  No Right to Employment.  This Agreement shall not be deemed to confer upon the Participant any right with respect to continuance of employment by the Company or any other entity, nor shall it be deemed to limit in any way the right of the Company or any other entity to terminate the Participant’s employment at any time.  Upon such termination, a Participant’s rights to Awards will be subject to restrictions and time limits, complete details of which are set out in the Plan.

13.  Participant Bound by the Plan, Etc.  The Participant hereby acknowledges receipt of a copy of the Plan, agrees to be bound by all the terms and provisions of the Plan and this Agreement, and understands that in the event of any conflict between the terms of the Plan and of this Agreement, the terms of the Plan shall control.

14.  Taxes.  The Participant hereby acknowledges that the Awards under this Agreement shall result in taxable income to the Participant and the Participant agrees that the Company may withhold applicable income and employment taxes from any payments otherwise payable to the Participant and remit the withheld taxes to the tax authorities.

15.  Fees Associated with the Plan.  The Participant hereby acknowledges that administrative fees apply to the Award under this Agreement and shall reduce the compensation otherwise payable to the Participant.  The Participant may obtain information on the fees by contacting the third party/broker for the Plan or the employee designated by the Company

16.  Acceptance of Award Required. THE AWARD GRANTED HEREUNDER WILL BE REVOKED AUTOMATICALLY AND WITHOUT FURTHER ACTION OR NOTICE, AND THE AWARD GRANTED HEREUNDER WILL TERMINATE AND BE OF NO FURTHER FORCE OR EFFECT, IF THE PARTICIPANT DOES NOT ACCEPT THIS AWARD AND AGREE TO THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT IN THE FORM AND MANNER PRESCRIBED BY THE COMPANY (WHICH MAY BE BY ELECTRONIC MEANS) WITHIN 90 DAYS AFTER THE DATE OF GRANT.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by the appropriate officer.

GERDAU AMERISTEEL CORPORATION